NOTICE OF WITHDRAWAL OF OFFERING STATEMENT ON FORM 1-ASamarium Group Corporation hereby withdraws its Offering Statement on Form 1-A (File No.024-12785), originally filed with the Securities and Exchange Commission on July 15, 2026.FORM 1-A-W WITHDRAWAL NOTICEThe Company is hereby withdrawing the offering statement filed on July 15, 2026, and nosecurities will be offered or sold pursuant to the Regulation A Tier 1 Original Offering Statementor this Amendment. This notice withdraws the Original Offering Statement in its entirety.The Company confirms that no securities have been offered or sold pursuant to the OfferingStatement.The Company reserves the right to file a new offering statement in the future.REQUESTThe Company respectfully requests that the Commission consent to the withdrawal of theOffering Statement and acknowledges that the withdrawal shall not prejudice the Company'sright to file a new offering statement in the future.EXPLANATORY NOTEWe now have received institutional commitment to further develop the portable handheldquantum navigation device, therefore the Regulation A offering is not anymore required at thistime.SIGNATURESPursuant to the requirements of Regulation A, the registrant has duly caused this amendment tothe offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, inthe City of Miami, State of Florida, on July 15, 2026.Samarium Group CorporationBy: /s/ Guido Demedici Guido Demedici Chief Executive Officer, DirectorBy: /s/ Jennifer Demedici Jennifer Demedici Chairwoman, Director

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